Exhibit 3.1

CERTIFICATE OF AMENDMENT OF BYLAWS

OF

AVANEX CORPORATION

The undersigned, being the duly elected, qualified, and acting Secretary of Avanex Corporation (the “Company”), hereby certifies that Article III, Section 3.2 of the Bylaws of this corporation was amended by the Board of Directors, effective October 22, 2002, to read in its entirety as follows:

“3.2    NUMBER

The authorized number of directors of the Corporation shall be five (5). No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and affixed the corporate seal this 22nd day of October, 2002

/s/ Mark Bertelsen
Mark Bertelsen Secretary